UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 2, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 31 December 2017.

news release

Trading update for the quarter ended 31 December 2017

1 February 2018

Highlights

•            Group total revenue down 3.6% to €11.8 billion due to deconsolidation of Vodafone Netherlands and FX movements

•            Organic service revenue grew 1.1%* to €10.2 billion, a similar performance to the prior quarter (1.3%*)

•            European growth moderated to 0.3%*, or 1.9%* excluding the drag from regulation1 and UK handset financing; robust performance in Germany was offset by lapping of tariff changes in Italy and higher promotional intensity in Spain

•            AMAP growth accelerated to 6.8%*, driven by broad based improvement at Vodacom

•            India declined by 23.1%* due to intense price competition and lower termination rates (-14.2%* excl. MTRs)

•            Sustained data growth of 61%: ‘more-for-more’ propositions supporting contract ARPU in Europe

•            Strong fixed momentum: 379,000 broadband net adds (of which 529,000 NGN) and 177,000 converged net adds

•            Enterprise growth of 0.4%*, or 1.6%* excluding regulation, led by IoT growth of 18.8%*

•            Full year guidance reiterated: organic adjusted EBITDA growth of around 10%, FCF pre-spectrum to exceed €5 billion

	Quarter ended 31 December
		Restated[2]	Growth
	2017	2016	Reported	Organic*
	€m	€m	%	%

Group revenue[2]	11,797	12,239	(3.6)
Europe	8,631	8,878	(2.8)
Africa, Middle East & Asia Pacific (‘AMAP’)	2,864	3,035	(5.6)

Non-GAAP information[3]

Group service revenue[2]	10,189	10,855	(6.1)	1.1
Europe	7,649	8,063	(5.1)	0.3
AMAP	2,338	2,528	(7.5)	6.8

Vittorio Colao, Group Chief Executive, commented:

‘‘We have maintained good commercial momentum in the third quarter. Data usage continues to grow strongly, and we have now passed the 100 million 4G customer milestone. We made strong progress with our fixed and convergence strategy, achieving our best ever quarter for customer growth in high speed broadband in Europe. We also continued to grow our Enterprise business — boosted by our world-leading Internet of Things platform — despite the impact of regulation.

As a result our service revenue growth was similar to last quarter. An improved performance at Vodacom helped to offset a more promotional quarter in some European countries, particularly in Spain. While the competitive and regulatory environment in India remains intense, we continue to make good progress in securing the required approvals for the merger with Idea Cellular, and we have taken steps to strengthen the combined company’s financial position.

Overall, this consistent performance underpins our confidence that we will meet our guidance for the full year’’.

Notes:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP information” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.        Regulation is defined as the impact of industry specific law and regulations covering telecommunication services. See “Definition of terms” on page 11 for further details.

2.        The results for the quarter ended 31 December 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular. Group revenue and service revenue include the regional results of Europe, AMAP, Other (which includes the results of partner market activities) and Eliminations.

3.        Non-GAAP information comprises non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Use of non-GAAP information” on page 8 for more information and reconciliations to the closest respective equivalent GAAP measure and “Definition of terms” on page 11 for further details.

OPERATING REVIEW

On 20 March 2017 we announced an agreement to merge Vodafone India with Idea Cellular (‘Idea’) in India. As a result, Vodafone India is now excluded from Group figures, unless stated otherwise.

Strategic progress

During Q3, we continued to make good progress in our strategic ‘growth engines’ of mobile data, fixed/convergence, and Enterprise.

Mobile data

Data traffic grew 61% during Q3 (Europe: 59%, AMAP: 64%). Additionally, Indian data traffic increased fivefold, following a steep decline in data prices. This reflected strong 4G customer growth, up 57% to 105 million (a quarterly increase of 11.5 million), together with increased data allowances. Smartphone usage continued to grow rapidly, with customers using 2.4GB on average each month (Europe 2.2GB, AMAP 2.4GB, India 2.8 GB).

Our network investments have created a strong platform to capture this data demand, and we continue to have the leading or co-leading data network in 14 out of the 21 markets where independent tests are available. We are a leader in 16 markets for voice services.

In Europe we are monetising this growth in data usage through ‘more-for-more’ propositions as well as personalised offers utilising advanced data analytics. Contract ARPU is stabilising in most of our markets despite regulatory drags and a mix shift towards SIM-only contracts, which now represent around 30% of our contract customer base in Germany and the UK, up around 5 percentage points year-on-year. In AMAP data revenues are growing strongly, supported by the relative scarcity of fixed Internet access and low data penetration.

Vodafone Passes, which provide customers with ‘worry-free’ access to social, media and video applications without using their data allowance, are now available in 12 markets with 11.2 million unique users enjoying over 15 million passes by the end of Q3. Passes are sold on a standalone basis and are also integrated into the monthly bundle as part of our ‘more-for-more’ propositions.

Fixed & Convergence

We view the shift to NGN as a window of opportunity to capture substantial profitable market share. Gaining scale in fixed also allows us to drive convergence across our combined fixed and mobile customer base, lowering churn. Our flexible and capital efficient strategy combines build/co-build, strategic partnering, wholesale and acquisition options, allowing us to continually improve our fixed access position. Using this approach, we have created Europe’s largest NGN footprint covering 104 million households, of which 36 million households are ‘on-net’ (including VodafoneZiggo1) and 6 million households are reached via strategic partnerships, where we enjoy superior economic terms compared to regulated prices.

In Q3 we maintained our good commercial momentum in Europe, adding 316,000 new broadband customers, a similar performance to the prior year. Our NGN customer base grew by a record 496,000. This supported sustained European fixed service revenue growth of 4.4%* in Q3.

In total, across the Group we now have 15.7 million broadband customers of which 9.3 million take a high speed service over fibre and cable, and we have 9.7 million TV customers. Our momentum in convergence also continued, with 177,000 customers added in Q3, reaching a total base of 4.3 million. Including VodafoneZiggo, we have 19.0 million broadband customers, 13.8 million TV customers and 5.0 million converged customers. Overall, fixed now contributes 25% of Group service revenues (29% in Europe).

Enterprise

Services to businesses comprise 29% of our Group service revenue. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

In Q3, our Enterprise business grew service revenues by 0.4%* (Q2: 0.5%*), supported by our unique global network and product set, the contribution from emerging market growth and our success in fixed line. Excluding the impact of regulation, we grew 1.6%* (Q2: 2.5%*); the slowdown in growth principally reflected prior year customer losses as well as quarterly project phasing in the UK. Growth in IoT continued (Q3: 18.8%*), primarily driven by the increase in SIM connections (+34% year-on year).

Summary and outlook

Trading in the third quarter was in line with management’s expectations. We are therefore confident that we will meet our guidance for the 2018 financial year:

•            Organic adjusted EBITDA growth of around 10%, implying a range of €14.75 billion to €14.95 billion at guidance exchange rates

•            Free cash flow pre-spectrum to exceed €5 billion

The Group’s outlook for the 2018 financial year is detailed on page 6 of the Group’s interim results announcement for the six months ended 30 September 2017.

Group

	Quarter ended 31 December 2017			Quarter ended 31 December 2016[2]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Europe	7,649	982	8,631	8,063	815	8,878	(2.8)	0.3
AMAP	2,338	526	2,864	2,528	507	3,035	(5.6)	6.8
Other	255	102	357	282	61	343
Eliminations	(53)	(2)	(55)	(18)	1	(17)
Total	10,189	1,608	11,797	10,855	1,384	12,239	(3.6)	1.1

Group total revenue was €11.8 billion and Group service revenue was €10.2 billion. Total reported revenue declined 3.6%, including a 3.8 percentage point negative impact from the deconsolidation of Vodafone Netherlands following the creation of our joint-venture ‘VodafoneZiggo’ and a 3.5 percentage point negative impact from foreign exchange rate movements. On an organic basis, service revenue increased by 1.1%* (Q2: 1.3%*).

Europe

	Quarter ended 31 December 2017			Quarter ended 31 December 2016[2]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Germany	2,564	208	2,772	2,505	189	2,694	2.9	2.5
Italy	1,324	240	1,564	1,330	265	1,595	(1.9)	(0.4)
UK	1,496	322	1,818	1,607	112	1,719	5.8	(4.8)
Spain	1,144	113	1,257	1,125	132	1,257	—	2.0
Other Europe	1,157	99	1,256	1,537	117	1,654	(24.1)	2.9
Eliminations	(36)	—	(36)	(41)	—	(41)
Total	7,649	982	8,631	8,063	815	8,878	(2.8)	0.3

Reported revenue decreased 2.8% for the quarter, with a 5.3 percentage point negative impact from the deconsolidation of Vodafone Netherlands (previously reported within ‘Other Europe’), while foreign exchange movements contributed a 0.4 percentage point negative impact.

On an organic basis, service revenue growth moderated to 0.3%* (Q2: 0.8%*) or 1.9%* (Q2: 2.4%*) excluding the drag from regulation and the impact of handset financing in the UK. This growth was driven by market share gains in fixed, where revenues grew 4.4%* (Q2: 4.7%*) and now constitute 29.0% of European service revenues. Mobile service revenue declined by 1.3%* (Q2: -0.6%*) due to the drag from regulation and the impact of UK handset financing; excluding these factors, mobile service revenue grew 0.9%* (Q2: 1.5%*) following the successful implementation of our ‘more-for-more’ mobile data propositions.

Germany

Service revenue grew 2.5%* (Q2: 1.6%*) driven by strong contract customer base growth in both mobile and fixed, and a return to service revenue growth in Enterprise. The improvement in Q3 trends was supported by lower regulatory drags; in December we began to lap the MTR cut from the prior year, while EU roaming declines moderated following the peak summer holiday season. Excluding regulation, service revenue grew 3.4%* (Q2: 3.0%*).

Mobile service revenue grew 1.8%* (Q2: 0.7%*) or 3.2%* (Q2: 2.8%*) excluding regulation. This was driven by a higher contract customer base, which more than offset lower ARPU (partly reflecting a mix-shift towards SIM-only) and lower wholesale revenues. Contract customer additions were 144,000 in Q3 driven by higher activity in direct channels, lower consumer contract churn and the continued success of our GigaCube fixed-wireless proposition. We now have 4G population coverage of 91% with the ability to offer 500Mbps in 30 cities, and we are currently piloting 1Gbps services in 4 cities.

Fixed service revenue grew 3.5%* (Q2: 3.0%*) driven by good customer growth. We added 89,000 broadband customers in the quarter, of which 62,000 were on cable with the rest on DSL. Customer demand for our higher speed propositions has continued to grow, with 66% of cable gross adds in Q3 taking our 200Mbps to 500Mbps offers. Our TV base remained stable at 7.7 million. Supported by our GigaKombi proposition, we added 56,000 converged customers in Q3 to reach a total converged consumer customer base of 588,000.

Preparations for our €2 billion ‘Gigabit Investment Plan’ continued during the quarter, and we successfully piloted the switch off of analogue services to support the upgrade of our cable infrastructure to DOCSIS 3.1.

Italy

Service revenue declined 0.4%* (Q2: grew 1.5%*), with lower mobile revenues being largely offset by strong customer growth in fixed line. The slowdown in quarterly revenue trends reflects the lapping of mobile tariff changes in the prior year.

Mobile service revenue declined 2.9%* (Q2: -0.7%*). The prepaid pricing environment remained competitive during the quarter, particularly in promotional below-the-line offers, however market mobile number portability (‘MNP’) volumes were stable year-on-year following significant MNP growth during prior quarters. We introduced new segment led propositions and personalised offers, which helped to improve our sales mix and customer retention. We also retained our market leading mobile network position with 4G coverage at 98%.

Fixed service revenue grew 12.0%* (Q2: 12.3%*) driven by continued strong customer base growth and higher ARPU. We added a record number of broadband households in the quarter, up 95,000 (Q2: 54,000), to reach a total broadband customer base of 2.4 million. Through our owned NGN footprint and strategic partnership with Open Fiber we now cover 5.2 million households. In October, we launched our new converged proposition ‘Vodafone One’, providing customers with a single fibre and 4.5G offer that can be enriched with market-leading entertainment via Vodafone TV as well as exclusive advantages for family members. We added 65,000 (Q2: 81,000) converged consumer households in the quarter, reaching a consumer customer base of 648,000 by the end of the quarter.

UK

Service revenue declined 4.8%* (Q2: -3.0%*). The slowdown in quarterly trends reflects the impact from handset financing, which weighed on organic service revenue by 3.6 percentage points (Q2: -1.5 percentage points). Excluding the impact of handset financing and the drag from regulation, service revenue trends were stable at 0.4%* (Q2: 0.6%*), with improvements in consumer mobile and fixed line being offset by a slowdown in Enterprise fixed partly relating to project phasing.

Mobile service revenue declined 5.2%* (Q2: -3.7%*), but grew 1.6%* (Q2: 1.0%*) excluding the impact of handset financing and regulation. This underlying growth was supported by more-for-more actions, a better inflow mix of higher-value customers, and RPI-linked consumer price increases. Enterprise continued to decline in a competitive market, however ARPU trends improved with an increasing proportion of customers adopting our bespoke SoHo tariffs. Total contract customers grew 6,000 (Q2: -3,000); excluding Talkmobile, our low-end mobile brand which is being phased out, net additions grew by 41,000 (Q2: 26,000). Our good commercial momentum was supported by further improvements in consumer net promoter scores and record network performance.

Fixed service revenue declined 3.6%* (Q2: -0.6%*), reflecting customer losses in prior quarters and project phasing during the quarter in Enterprise. These more than offset our strong momentum in consumer broadband, where we enjoyed our best ever quarter of consumer broadband net additions (Q3: 39,000 households). In total we now serve 316,000 customers.

Spain

Service revenue grew by 2.0%* (Q2: 3.9%*). This was driven by a higher customer base in both mobile and fixed and our more-for-more tariff refresh in April, partially offset by higher promotional activity. The slowdown in quarterly trends reflected a lower contribution from visitor revenues following a strong summer, and a higher level of promotional discounting in the market during Q3.

Aggressive promotions by our leading competitors led to higher churn in both mobile and fixed during the quarter. However our commercial momentum remained solid, and we added 30,000 (Q2: 39,000) mobile contract customers, 68,000 (Q2: 42,000) fixed broadband customers and 38,000 (Q2: 47,000) TV customers. Promotional activity in the higher value segments of the market moderated in early January.

Vodafone One, our fully integrated fixed, mobile and TV service, reached 2.5 million households by the end of the quarter, up 369,000 year-on-year and 45,000 during Q3. Consumer converged revenues grew by 13.1%* and now represent 59% of total consumer revenue. In the value segment, our basic convergent propositions under our second brand ‘Lowi’ led to improved customer porting ratios.

We enhanced our market leading mobile network position. This was reflected in the latest independent network tests by P3 which showed that we have further extended our overall lead across both voice and data. Our 4G coverage is now 95%. In fixed, including our commercial wholesale agreement with Telefonica our NGN footprint now covers 20.1 million households. Of these 10.3 million households are on-net.

Other Europe

Service revenue grew by 2.9%* (Q2: 2.8%*) or 3.6%* (Q2: 3.6%*) excluding the impact of regulation.

In Ireland, service revenue grew 0.4%* (Q2: -2.8%*) or 1.9%* (Q2: 1.7%*) excluding the impact of regulation. This was supported by growth in both fixed line and enterprise, partially offset by consumer mobile. Portugal service revenue grew 3.9%* (Q2: 6.1%*) or 4.5%* (Q2: 5.5%*) excluding regulation, supported by continued good growth in fixed line. In Greece, service revenue grew by 3.6%* (Q2: 4.6%*) or 3.9%* (Q2: 2.2%*) excluding regulation, driven by strong fixed customer base growth.

VodafoneZiggo Joint Venture

Our joint venture VodafoneZiggo will announce its quarterly results for the quarter ended 31 December 2017 on 14 February 2018.

AMAP

	Quarter ended 31 December 2017			Quarter ended 31 December 2016[2]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Vodacom	1,149	265	1,414	1,165	252	1,417	(0.2)	5.3
Other AMAP	1,189	261	1,450	1,363	255	1,618	(10.4)	8.3
Total	2,338	526	2,864	2,528	507	3,035	(5.6)	6.8

Reported revenue decreased by 5.6%, with organic growth offset by a 14.4 percentage point adverse impact from foreign exchange movements.

On an organic basis service revenue increased 6.8%* (Q2: 6.2%*) driven by customer growth and strong demand for data across all major markets.

Vodacom

Vodacom Group service revenue grew 5.3%* (Q2: 3.4%*), supported by strong customer additions and data growth in South Africa, as well as growing data demand and M-Pesa in Vodacom’s International operations. The acceleration in Q3 reflects an improved performance in the International operations and the lapping of MTR cuts in South Africa.

In South Africa, service revenue grew 4.9%* (Q2: 3.9%*). This was supported by continued strong customer base growth resulting from our effective segmentation and bundle strategy. We added 1.1 million prepaid customers in the quarter (excluding the impact of a change in customer disconnection policy), reaching 44.3 million, up 16.3% year-on-year. Data revenue grew 8.7%* (Q2: 12.2%*) and now represents 42% of total service revenue. The slowdown in Q3 was driven by lower out-of-bundle data revenues, reflecting our decision to reduce out-of-bundle pricing (effective from 1 October) in order to further improve customer experience. We expect this to stimulate higher data take-up and usage over time. Our bundle strategy continues to drive growth, with data bundle sales up 53.8% from 12.5 million customers, up 24.2%. Data customer growth of 6.4% was strong, having added 598,000 customers in the quarter, and total data usage increased by 42% year-on-year. Voice revenue declined 4.9%*, a slight improvement on the prior quarter (Q2: -5.5%*), reflecting the success of our personalised voice bundle strategy through our ‘Just 4 You’ platform. Our market leading network has now reached 77% 4G population coverage.

Vodacom’s International operations outside of South Africa, which represent 23.2% of Vodacom Group service revenue, grew 10.4%* (Q2: 4.1%*). The acceleration in growth was supported by better performances in Mozambique, Lesotho, and the DRC (as the currency and economic environment begins to stabilise) and sustained growth in Tanzania. In total we added 920,000 customers in Q3, reaching 32.0 million, up 11.2% year-on-year.

Other AMAP

Service revenue grew 8.3%* (Q2: 8.9%*), with strong local currency growth in both Turkey and Egypt.

In Turkey, service revenue was up 13.2%* (Q2: 14.7%*) supported by good growth in consumer contract and data revenue. Egypt service revenue grew 18.8%* (Q2: 21.0%*) with successful segmented campaigns and rising data penetration supporting higher ARPU, combined with strong customer base growth.

India

On 20 March 2017, Vodafone announced an agreement to combine its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular. The combined company will be jointly controlled by Vodafone and the Aditya Birla Group. Vodafone India has been classified as discontinued operations for Group reporting purposes. From an operational perspective, the Group remains highly focused on the management of the business and committed to its success, both prior to the completion of the merger and thereafter. The results of Vodafone India are detailed below.

	Quarter ended 31 December 2017			Quarter ended 31 December 2016[2]				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
India	1,063	3	1,066	1,450	2	1,452	(26.6)	(23.1)

Service revenue declined 23.1%* (Q2: 17.8%*) as a result of intense price competition, which continued during Q3 as the market leader increased the competitiveness of its tariffs despite price rises announced by the new entrant. This was exacerbated by a 29.2%* decline in interconnection revenues following an MTR cut on 1 October. Excluding the impact of regulation, service revenue declined by 14.2%*. On a sequential basis, local currency service revenues excluding regulation declined 1.5% quarter-on-quarter.

Prepaid ARPU remained under pressure, declining 28% (Q2: -24%). This reflects increased customer adoption of unlimited packages, the continued drag from longer tariff validity periods (which extend the timeframe before subscribers top-up), and regulatory pressure. However, thanks to our market-leading NPS position we were able to seize the opportunity created by the closure of certain smaller competitors, growing our overall customer base by 5.1 million (Q2: -4.5 million) to 212.5 million. Our active data customer base grew by 2.2 million in the quarter to 69.9 million, supported by strong growth in mobile broadband subscribers of 6.5 million.

We maintained our local currency adjusted EBITDA margin at 20.1% in Q3, reflecting tight cost control, and we continued to invest in network expansion, adding 19,300 data sites during the quarter.

We are making good progress in securing the necessary regulatory approvals for the merger of Vodafone India and Idea Cellular. The merger is expected to complete during the first half of calendar 2018.

On 4th January, Idea Cellular announced its intention to raise up to INR67.5 billion (€0.9 billion) of equity in order to strengthen the balance sheet of the merged entity. Under the terms of the merger agreement, Vodafone will contribute net debt equivalent to Idea’s net debt at completion plus INR25 billion (€0.3 billion) into the joint venture, subject to customary closing adjustments. Consequently, any incremental equity raised by Idea prior to completion will be matched by the Group.

In addition to this combined equity injection of up to €1.8 billion, the joint venture will also receive INR78.5 billion (€1.0 billion) of expected proceeds from the announced sale of Vodafone and Idea’s standalone towers to American Tower Corporation. The Group continues to explore potential monetisation options for our own and Idea’s interests in Indus Towers

Notes:

*                   All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP information” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.             VodafoneZiggo figures are stated as at 30 September 2017. VodafoneZiggo will report its results for the quarter ended 31 December 2017 on 14 February 2018.

2.             The results for the quarter ended 31 December 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

ADDITIONAL INFORMATION

Service revenue — quarter ended 31 December1

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	6,574	7,122	4,744	5,135	1,831	1,983
Mobile incoming revenue	508	594	351	395	167	200
Other service revenue	523	547	332	357	98	89
Mobile service revenue	7,605	8,263	5,427	5,887	2,096	2,272
Fixed service revenue	2,584	2,592	2,222	2,176	242	256
Service revenue	10,189	10,855	7,649	8,063	2,338	2,528
Other revenue	1,608	1,384	982	815	526	507
Revenue	11,797	12,239	8,631	8,878	2,864	3,035

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(3.6)	3.7	(2.8)	2.9	(5.6)	8.8
Service revenue	(6.1)	1.1	(5.1)	0.3	(7.5)	6.8

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,356	1,327	926	945	990	1,070
Mobile incoming revenue	52	65	88	93	76	80
Other service revenue	132	124	57	67	72	77
Mobile service revenue	1,540	1,516	1,071	1,105	1,138	1,227
Fixed service revenue	1,024	989	253	225	358	380
Service revenue	2,564	2,505	1,324	1,330	1,496	1,607
Other revenue	208	189	240	265	322	112
Revenue	2,772	2,694	1,564	1,595	1,818	1,719

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	2.9	3.0	(1.9)	(1.8)	5.8	9.7
Service revenue	2.4	2.5	(0.5)	(0.4)	(6.9)	(4.8)

	Spain		Vodacom		Discontinued operations: India
		Restated		Restated		Restated
	2017	2016	2017	2016	2017	2016
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	666	672	984	1,010	826	1,145
Mobile incoming revenue	41	41	45	49	118	176
Other service revenue	40	43	58	51	33	52
Mobile service revenue	747	756	1,087	1,110	977	1,373
Fixed service revenue	397	369	62	55	86	77
Service revenue	1,144	1,125	1,149	1,165	1,063	1,450
Other revenue	113	132	265	252	3	2
Revenue	1,257	1,257	1,414	1,417	1,066	1,452

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	—	0.3	(0.2)	6.6	(26.6)	(23.0)
Service revenue	1.7	2.0	(1.4)	5.3	(26.7)	(23.1)

Note:

*              All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. Organic growth is a non-GAAP performance measure. See “Use of non-GAAP information” on page 8 for further details and reconciliations to the respective closest equivalent GAAP measure.

1.        The results for the quarter ended 31 December 2016 have been restated to exclude the results of Vodafone India which has been classified as discontinued operations for Group reporting purposes following the agreement to combine with Idea Cellular.

USE OF NON-GAAP INFORMATION

In the discussion of the Group’s reported operating results, non-GAAP financial information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Further information on the use of non-GAAP performance measures is outlined on pages 205 to 213 of the Group’s annual report for the financial year ended 31 March 2017.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•      it is used for internal performance reporting;

•      it is used in setting director and management remuneration; and

•      it is useful in connection with discussion with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 2 to 6.

Organic growth

All amounts in this document marked with an “*” represent “organic growth”, which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. Whilst organic growth is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that these measures provide useful and necessary information to investors and other interested parties for the following reasons:

•      it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•      it is used for internal performance analysis; and

•      it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

The Group’s organic growth rates for all periods exclude the results of Vodafone India (excluding its 42% stake in Indus Towers), which are now reported in discontinued operations, and exclude the results of Vodafone Netherlands following the disposal of its consumer fixed business and subsequent merger into VodafoneZiggo, as well as the results of VodafoneZiggo after the merger. In addition, operating segment organic service revenue growth rates for the quarters ended 30 September 2017 and 31 December 2017 have been amended to exclude the adverse impact of changes to intercompany interconnect rates.

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown in the tables below.

				Other
				activity
		Restated		(including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Revenue
Germany	2,772	2,694	2.9	0.1	—	3.0
Italy	1,564	1,595	(1.9)	0.2	(0.1)	(1.8)
UK	1,818	1,719	5.8	1.6	2.3	9.7
Spain	1,257	1,257	—	0.3	—	0.3
Other Europe	1,256	1,654	(24.1)	27.9	(0.2)	3.6
Eliminations	(36)	(41)
Europe	8,631	8,878	(2.8)	5.3	0.4	2.9
Vodacom	1,414	1,417	(0.2)	—	6.8	6.6
Other AMAP	1,450	1,618	(10.4)	—	21.5	11.1
AMAP	2,864	3,035	(5.6)	—	14.4	8.8
Other	357	343
Eliminations	(55)	(17)
Group	11,797	12,239	(3.6)	3.8	3.5	3.7

				Other
				activity
		Restated		(including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 31 December
Service revenue
Germany	2,564	2,505	2.4	0.1	—	2.5

Mobile service revenue	1,540	1,516	1.6	0.1	0.1	1.8
Fixed service revenue	1,024	989	3.5	—	—	3.5
Italy	1,324	1,330	(0.5)	0.1	—	(0.4)

Mobile service revenue	1,071	1,105	(3.1)	0.2	—	(2.9)
Fixed service revenue	253	225	12.4	—	(0.4)	12.0
UK	1,496	1,607	(6.9)	0.1	2.0	(4.8)

Mobile service revenue	1,138	1,227	(7.3)	0.1	2.0	(5.2)
Fixed service revenue	358	380	(5.8)	—	2.2	(3.6)
Spain	1,144	1,125	1.7	0.3	—	2.0
Other Europe	1,157	1,537	(24.7)	28.0	(0.4)	2.9

Of which: Ireland	236	235	0.4	0.3	(0.3)	0.4
Of which: Portugal	235	227	3.5	0.3	0.1	3.9
Of which: Greece	201	195	3.1	0.2	0.3	3.6
Eliminations	(36)	(41)
Europe	7,649	8,063	(5.1)	5.1	0.3	0.3
Of which: Mobile service revenue	5,427	5,887	(7.8)	6.2	0.3	(1.3)
Of which: Fixed service revenue	2,222	2,176	2.1	1.9	0.4	4.4
Vodacom	1,149	1,165	(1.4)	—	6.7	5.3

Of which: South Africa	878	896	(2.0)	—	6.9	4.9
Of which: International operations	267	256	4.3	—	6.1	10.4
Other AMAP	1,189	1,363	(12.8)	—	21.1	8.3

Of which: Turkey	520	581	(10.5)	—	23.7	13.2
Of which: Egypt	235	288	(18.4)	—	37.2	18.8
AMAP	2,338	2,528	(7.5)	—	14.3	6.8
Other	255	282
Eliminations	(53)	(18)
Total service revenue	10,189	10,855	(6.1)	3.9	3.3	1.1
Other revenue	1,608	1,384
Revenue	11,797	12,239	(3.6)	3.8	3.5	3.7

Other growth metrics
Group - Enterprise service revenue	2,999	3,238	(7.4)	5.6	2.2	0.4
Group - IOT revenue	187	170	10.0	7.1	1.7	18.8
Spain - Consumer converged revenues	452	400	13.0	0.1	—	13.1
South Africa - Data revenue	372	366	1.6	(0.1)	7.2	8.7
South Africa - Voice revenue	355	399	(11.0)	—	6.1	(4.9)
India - Revenue	1,066	1,452	(26.6)	—	3.6	(23.0)
India - Service revenue	1,063	1,450	(26.7)	—	3.6	(23.1)
India - Interconnection revenues	118	176	(33.0)	—	3.8	(29.2)
Excluding the impact of regulation and handset financing:
Europe - Service revenue	7,649	8,063	(5.1)	6.7	0.3	1.9
Europe - Mobile service revenue	5,427	5,887	(7.8)	8.4	0.3	0.9
UK - Service revenue	1,496	1,607	(6.9)	5.3	2.0	0.4
UK - Mobile service revenue	1,138	1,227	(7.3)	6.9	2.0	1.6
Excluding the impact of regulation:
Group - Enterprise service revenue	2,999	3,238	(7.4)	6.8	2.2	1.6
Germany - Service revenue	2,564	2,505	2.4	1.0	—	3.4
Germany - Mobile service revenue	1,540	1,516	1.6	1.5	0.1	3.2
Other Europe - Service revenue	1,157	1,537	(24.7)	28.7	(0.4)	3.6
Ireland - Service revenue	236	235	0.4	1.8	(0.3)	1.9
Portugal - Service revenue	235	227	3.5	0.9	0.1	4.5
Greece - Service revenue	201	195	3.1	0.5	0.3	3.9
India - Service revenue	1,063	1,450	(26.7)	8.9	3.6	(14.2)

				Other
				activity
		Restated		(including	Foreign
	2017	2016	Reported	M&A)	exchange	Organic*
	€m	€m	%	pps	pps	%
Quarter ended 30 September
Service revenue
Germany	2,569	2,530	1.5	0.1	—	1.6

Mobile service revenue	1,554	1,545	0.6	0.1	—	0.7
Fixed service revenue	1,015	985	3.0	—	—	3.0
Italy	1,354	1,338	1.2	0.3	—	1.5

Mobile service revenue	1,109	1,120	(1.0)	0.3	—	(0.7)
Fixed service revenue	245	218	12.4	—	(0.1)	12.3
UK	1,510	1,643	(8.1)	0.1	5.0	(3.0)

Mobile service revenue	1,170	1,281	(8.7)	0.1	4.9	(3.7)
Fixed service revenue	340	362	(6.1)	—	5.5	(0.6)
Spain	1,183	1,145	3.3	0.6	—	3.9
Other Europe	1,189	1,589	(25.2)	28.2	(0.2)	2.8

Of which: Ireland	234	242	(3.3)	0.4	0.1	(2.8)
Of which: Portugal	250	237	5.5	0.7	(0.1)	6.1
Of which: Greece	219	211	3.8	0.9	(0.1)	4.6
Eliminations	(56)	(55)
Europe	7,749	8,190	(5.4)	5.3	0.9	0.8
Of which: Mobile service revenue	5,583	6,065	(7.9)	6.4	0.9	(0.6)
Of which: Fixed service revenue	2,166	2,125	1.9	1.9	0.9	4.7
Vodacom	1,133	1,092	3.8	—	(0.4)	3.4

Of which: South Africa	875	829	5.5	—	(1.6)	3.9
Of which: International operations	253	250	1.2	—	2.9	4.1
Other AMAP	1,240	1,501	(17.4)	—	26.3	8.9

Of which: Turkey	567	618	(8.3)	—	23.0	14.7
Of which: Egypt	232	404	(42.6)	—	63.6	21.0
AMAP	2,373	2,593	(8.5)	—	14.7	6.2
Other	243	280
Eliminations	(55)	(26)
Total service revenue	10,310	11,037	(6.6)	4.0	3.9	1.3
Other revenue	1,291	1,149
Revenue	11,601	12,186	(4.8)	3.5	4.0	2.7

Other growth metrics
Group - Enterprise service revenue	2,961	3,214	(7.9)	5.8	2.6	0.5
South Africa - Data revenue	375	330	13.6	—	(1.4)	12.2
South Africa - Voice revenue	356	372	(4.3)	—	(1.2)	(5.5)
India - Revenue	1,223	1,496	(18.2)	—	0.8	(17.4)
India - Service revenue	1,216	1,495	(18.7)	—	0.9	(17.8)
Excluding the impact of regulation and handset financing:
Europe - Service revenue	7,749	8,190	(5.4)	6.9	0.9	2.4
Europe - Mobile service revenue	5,583	6,065	(7.9)	8.5	0.9	1.5
UK - Service revenue	1,510	1,643	(8.1)	3.7	5.0	0.6
UK - Mobile service revenue	1,170	1,281	(8.7)	4.8	4.9	1.0
Excluding the impact of regulation:
Group - Enterprise service revenue	2,961	3,214	(7.9)	7.8	2.6	2.5
Germany - Service revenue	2,569	2,530	1.5	1.5	—	3.0
Germany - Mobile service revenue	1,554	1,545	0.6	2.2	—	2.8
Other Europe - Service revenue	1,189	1,589	(25.2)	29.0	(0.2)	3.6
Ireland - Service revenue	234	242	(3.3)	4.9	0.1	1.7
Portugal - Service revenue	250	237	5.5	0.1	(0.1)	5.5
Greece - Service revenue	219	211	3.8	(1.5)	(0.1)	2.2
India - Service revenue	1,216	1,495	(18.7)	—	0.9	(17.8)

OTHER INFORMATION

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Converged customer	A customer who receives both fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues, previously disclosed separately, are now combined to simplify the presentation of the Group’s results.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Organic growth

A non-GAAP performance measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Use of Non-GAAP information” on page 8 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Regulation

Impact of industry specific law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
RGUs	Revenue Generating Units describes number of fixed line services taken by subscribers.
Roaming	Impact of European roaming, defined as the increase in visitor revenues less the increase in roaming costs and the decline in out-of-bundle roaming revenues.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Use of Non-GAAP information” on page 8 for further details.

VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.

For definition of other terms please refer to pages 218 to 220 of the Group’s Annual Report for the year ended 31 March 2017.

Notes

1.        References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa, are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the quarter ended 31 December 2016 unless otherwise stated.

3.        References to “Q2” and “Q3” are to the quarters ended 30 September 2017 and 31 December 2017, respectively, unless otherwise stated. References to the “year”, “financial year” or “2018 financial year” are to the financial year ending 31 March 2018 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2017 unless otherwise stated.

4.        All amounts marked with an “*” represent “organic growth”, which presents performance on a comparable basis, both in terms of merger and acquisition activity as well as in terms of movements in foreign exchange rates.

5.        Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

6.        The financial results for India have been derived from our consolidated financial results and this may differ from Vodafone India’s financial statements prepared under Indian GAAP, Indian Accounting Standards or IFRS.

7.        Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spread sheet available at vodafone.com/investor.

8.        This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2018 financial year, expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; expectations regarding adjusted EBITDA, capital additions, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “sustain”, “continue”, “stabilise”, “ongoing”, “will”, “expects”, or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group and changes to the associated legal, regulatory and tax environments; increased competition; the impact of investment in network capacity and the deployment of new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectation; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to grow and generate revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; the Group’s ability to expand its spectrum position or renew or obtain necessary licences and realise expected synergies and associated benefits; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into acquisitions, partnerships or joint ventures and entering into service franchising, brand licensing and platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired businesses or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; changes in the regulatory framework in which the Group operates; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; and/or changes in statutory tax rates or profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2017. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2018

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 2, 2018

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary